Exhibit 99.1

GFL Environmental Inc. Obtains Exemptive Relief from Issuer Bid Requirements

VAUGHAN, ON, March 14, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) announced today that it has received exemptive relief (the “Order”) from the Ontario Securities Commission (“OSC”) permitting it to repurchase subordinate voting shares (“Shares”) from underwriters in Ontario of any secondary offering undertaken pursuant to registration rights held by certain shareholders (including BC Partners Advisors L.P., Ontario Teachers’ Pension Plan Board, GFL Borrower II (Cayman) LP, Poole Private Capital, LLC and affiliates of funds advised or managed by HPS Investment Partners, LLC).

As previously disclosed, GFL intends to use approximately $2.25 billion of the proceeds from the recent sale of its Environmental Services business to opportunistically repurchase Shares, subject to market conditions, whether pursuant to its previously announced normal course issuer bid, the Order or other means permitted by law.

The Order permits GFL to purchase up to 50% of the Shares initially offered for resale pursuant to any such offering over the next 12 months, up to a maximum of 38,157,045 Shares, representing 10% of its current issued and outstanding Shares. A special committee of independent directors of the Company will oversee any purchases made in reliance on the Order to ensure such purchases, when made, are in the best interests of the Company. All such purchases will be at a discount to the closing price of the Shares on the TSX and NYSE on the date the associated offering is first announced.

A copy of the decision document of the OSC has been filed under GFL’s SEDAR+ profile at www.sedarplus.ca.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

Forward-Looking Statements

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to future secondary offerings of our Shares and the intended repurchase of our Shares. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Without limiting the foregoing, there can be no assurance that GFL undertakes any Share repurchase or if so as to the size, price or other terms thereof or its success.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information. Important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2024 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For more information:

Patrick Dovigi

+1 905 326-0101

pdovigi@gflenv.com